Form 10-K405, Exhibit 13
period 1995-03-31
RENTRAK CORP
filed 1995-06-29
CIK 800458

                                                                      Exhibit 13

                      Rentrak Corporation and Subsidiaries
                          (Cover Design - PPT marquee)
                       1995 Annual Report to Shareholders

About Rentrak

Headquartered in Portland, Oregon, Rentrak is a leader in electronic transaction processing. Rentrak's core Pay-Per-Transaction-TM- (PPT-R-) division is the world's largest nontraditional distributor of videocassettes. Currently, about 5,000 outlets systemwide stock cassettes leased through Rentrak from more than 100 studios and other suppliers of prerecorded video tapes.* Rentrak collects a fee every time a retailer acquires a tape through PPT and every time a PPT videocassette is rented to a customer.

Participating retailers, including over half of the top 10 video chains in the country, use Rentrak's PPT system to help them bring in enough copies of popular movies to satisfy their customers.** Leading movie studios, including Disney and Twentieth Century Fox Home Entertainment, participate in PPT because Rentrak helps them make more money on their titles.

Rentrak applies the same information processing and distribution strengths to its second largest business, Pro Image, Inc., the largest independent chain of licensed sports apparel stores. Rentrak bought Pro Image two years ago and has successfully expanded the chain to 229 outlets in the United States and abroad.

A third business, Streamlined Solutions, Inc., takes Rentrak's expertise in information systems, custom software development, warehouse management, electronic ordering and just-in-time distribution and applies it to other retail and franchise organizations as a provider of outsourced business services.


About The Cover

The PPT system, which resembles theatrical distribution, encourages studios to lower their cost of goods in return for a share of the rental revenues generated by retailers.


* Approximately 1,200 of the retailers participate in the PPT system through Rentrak Japan Corporation, a 25-percent-owned joint venture of the Company.

** Source: Video Store magazine, "Top 100," December 1994.

FINANCIAL HIGHLIGHTS
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


YEAR ENDED MARCH 31,             1995      1994       1993       1992       1991
- --------------------------------------------------------------------------------
FOR THE YEAR
Revenues                     $112,166   $68,897    $54,335    $47,422    $33,942
Net income (loss)               5,114       813       (895)      (233)     1,298
Net income (loss) per share      0.40      0.08      (0.10)     (0.03)      0.22

AT YEAR END
Working capital               $12,898   $16,155    $17,116    $18,875    $ 1,152
Total assets                   64,818    44,620     34,824     27,582      9,854
Long-term debt                     --        --         --          5         15
Stockholders' equity           40,292    29,523     22,722     21,398      3,101


The bottom half of the page includes four graphs. The graphs are for the years 1991, 1992, 1993, 1994 and 1995. From left to right the graphs have the following headings: Revenues, Net income (loss), Total assets, and Working Capital. The graphic results are reflective of the numbers included in the table above.

To our Shareholders:

Rentrak had a memorable and gratifying fiscal 1995. Revenues were up 63 percent, climbing to a record $112.2 million from $68.9 million the previous year. Net income was $5.1 million, or $.40 per share -- a huge increase over the $813,065, or $.08 per share, reported for fiscal 1994.

Rentrak Home Entertainment, our primary business, was particularly successful last year. The heart of this business, our Pay-Per-Transaction-TM- (PPT-R-) videocassette distribution system, generated some 70 percent of our revenue. In fact, it would be hard to overstate the momentum PPT gained in fiscal 1995. An agreement to carry all of Disney's Buena Vista Home Video titles was the most dramatic evidence of our progress.

Our second largest business, Pro Image, Inc., had a productive year as well. Pro Image acquired the Team Spirit retail chain, becoming the largest licensed sports apparel chain in the country.


RENTRAK HOME ENTERTAINMENT

DISNEY JOINS PPT

Our Rentrak Home Entertainment business is charged with expanding the PPT system, primarily by adding more video stores and videocassette suppliers (such as film studios). Our system allows retailers to lease, rather than buy, videocassettes from movie studios and other suppliers through Rentrak. The retailer's initial cost to bring a cassette in through PPT is about $8, compared to about $67 through nonleasing types of distribution. Each time the cassette is rented, the retailer shares the rental fee with the studio or supplier, and Rentrak earns a portion of this fee. By helping a store to bring in more copies of more popular movies, our distribution system helps retailers satisfy their customers, which is crucial for their success.

For the year, revenues for the division increased 29 percent to $79.8 million from $62.0 million the prior year. Net income before taxes jumped 153 percent to $6.4 million from $2.5 million in fiscal 1994.

During fiscal 1995, Rentrak Home Entertainment added a new major supplier, attracted more key retailers to the system and developed new product formats for PPT. These were some of the highlights of the year:

* We announced a five-year contract to distribute all rental-priced video titles from the Buena Vista Home Video labels. These labels include Touchstone Home Video, Hollywood Pictures Home Video, Miramax Home Entertainment and Walt Disney Pictures. Buena Vista, which is owned by Disney, is the top supplier in the video industry. The agreement has stimulated more retailer interest in PPT.

* We added 438 stores to the PPT system, bringing the total to 3,614 from 3,176 last year, a 14 percent rise. We signed long-term agreements with high-volume U.S. chains - including Hollywood Entertainment, the fourth largest retailer (and one of the fastest growing chains) and Palmer Video, the eighth largest retailer. By year-end, over half of the top 10 U.S. retailers were using PPT.(i)

* During fiscal 1995, the largest franchised video chain in Canada - Jumbo Video - successfully tested PPT in some of its stores. In the current fiscal year, Jumbo signed an agreement adding more than 50 percent of its existing stores, and all new stores, to our program.

* To attract the new stores, we lowered our processing fee and initiated a direct response marketing program that was less costly than previous marketing methods (such as seminars). We developed this strategy to take advantage of the industry's better understanding and acceptance of revenue sharing. Our goal in North America for fiscal 1996 is to add 600 stores.

* We made steady progress in rolling PPT out to video departments within supermarkets. At year-end, we were supplying PPT product to over 400 supermarkets.

* We expanded the PPT system by adding new product lines. In fiscal 1995, we offered retailers cartridge-based video games for the Sega Genesis-TM- and Nintendo-R- platforms on nonleasing terms. We also developed a program to lease CD-ROM titles through the PPT system, since most personal computers sold today have integrated CD-ROM drives. We believe this market will develop slowly and then accelerate in 1996.

* We began beta testing a major enhancement to our proprietary software that will help us attract even more large chains to PPT. The upgraded software runs on the Windows-R- operating system and will allow chain operators to analyze buys, track inventory, watch trends and run accounting reports for all of their locations at one time, from a central location.


RENTRAK JAPAN

DRAMATIC GROWTH AT RENTRAK JAPAN

The Company owns a 25 percent stake in Rentrak Japan. Rentrak Japan's revenues soared 58 percent to $88.4 million (U.S. dollars) from $56.1 million in fiscal 1994. After three years of operating losses, Rentrak Japan achieved net income of $1.4 million.

Rentrak Japan is expanding rapidly and had 1,122 participating retailers at year-end. During fiscal 1995, the Company signed a longer-term agreement with Rentrak Japan. Under the new agreement, which expires in 2039, the Company received royalty revenue totaling $1.8 million in fiscal 1995 (including a onetime payment of $1.0 million).


PRO IMAGE, INC.

PRO IMAGE TAKES THE LEAD

Pro Image, Inc., which we acquired two years ago, is performing as planned. It is now the largest independent chain of licensed sports apparel stores. At year-end, Pro Image had 229 outlets, including 54 corporate outlets. Thirty-nine of the corporate stores were added through our acquisition of the Team Spirit chain. With outlets in 45 states, Canada, Mexico, Puerto Rico, Germany and Japan, Pro Image is now a leader in an industry that is expected to reach $9 billion in sales by 1997.(ii)

Pro Image aggressively upgraded its business with investments in more efficient computer and distribution systems, updated store designs and a TV/print advertising campaign. These investments totaled approximately $2 million. Pro Image was profitable despite these expenses, flat sales throughout the retail apparel industry and unusually poor sales of licensed sports apparel (attributable in part to the baseball and hockey strikes). For the fiscal year ended February 28, 1995, Pro Image recorded total revenue of $26.4 million and a pretax profit of $139,422. Without the charges described above, profit would have been 8 percent of total revenue.

Pro Image will continue to open new stores, make further acquisitions that add value to the business and expand aggressively internationally. We will consolidate the administrative, buying and distribution functions of the acquired entities to drive costs down and efficiencies up. In the first quarter of the current fiscal year, a new point-of-sale system was installed at each corporate store. The new system links the stores through e-mail, processes layaways and returns, automates inventory control and allows faster sales transactions.

ENTERTAINMENT SUBSIDIARIES

SMALLER BUSINESSES WITH GROWTH POTENTIAL

The Company owns a number of subsidiaries closely related to our video rental business. As a group, these subsidiaries had revenues of $6.0 million and a loss of $707,548 for the year. The loss was primarily due to start-up and expansion costs.

Revenues continued to grow from our Blowout Video chain, which offers competitively priced new and used cassettes primarily to the tourist trade in New York and Seattle. Revenues were up 272 percent to $3.8 million.
At year-end, we were looking at an additional site in Pittsburgh.

Our Supermarket Video, Inc. (SVI) subsidiary, which operates video departments within leading grocery chains, is expanding as well. Supermarkets are the fastest growing segment of the video rental industry, and video is one of the fastest growing segments of the supermarket industry.(iii) It is therefore important and opportune that we expand our SVI operations.

By recently purchasing a majority interest in Entertainment One, we have assumed management of the video departments of 46 Wal-Mart Supercenters. Wal-Mart, the largest retailer in the nation, is expected to generate more sales by the year 2000 than the five largest supermarket chains in the nation combined.(iv)


SYSTEMS SUBSIDIARY

CAPITALIZING ON OUR EXPERTISE

We continue to market our existing software development, warehousing, distribution and field audit capabilities through Streamlined Solutions, Inc.
(SSI). By the end of fiscal 1995, SSI had signed its first revenue-producing contract with a chain of dry cleaning stores. SSI is currently negotiating contracts with several other retail chains and franchise organizations. Ultimately, we expect SSI to produce a significant revenue stream, delivering a piece of the rapidly growing market for outsourced business services.


LOOKING FORWARD

MORE GROWTH, HIGHER EARNINGS EXPECTED

The home video rental industry is strong and growing. The major players are implementing ambitious expansions, and industry revenues are projected to hit $19 billion by the year 2004.(v)

The concept of revenue sharing recently made trade headlines when Blockbuster Video was reported to be approaching film studios with its own revenue-sharing proposal. One Blockbuster official was quoted as saying that revenue sharing would "pump up profits as well as customer satisfaction."

We, of course, already knew that, but this high-profile validation of revenue sharing has stirred up key retailer interest. We believe it will motivate additional stores to join Rentrak's PPT system.

However, we do not take anything for granted. We will continue to focus sharply on our customers' needs while aggressively pursuing retailers and suppliers that are not in the system.

Fiscal 1995 was a very successful year. Next year should be even more successful as we hold costs down, as PPT revenues continue to grow and as Pro Image and our other subsidiaries come into their own.

Thank you for your continuing confidence in our bright future.

Ron Berger
Chairman, President
and Chief Executive Officer


Captions:

Photo of Ron Berger, first page of letter to shareholders
Caption:  Ron Berger,  Chairman, President and Chief Executive Officer

i   Video Store magazine, "Top 100," December 1994
ii  EPM Communications
iii Supermarket News, March 27, 1995
iv  Discount Store News, April 17, 1995
v   Video Store magazine, May 22, 1995

SELECTED FINANCIAL DATA
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS



YEAR ENDED MARCH 31,                                         1995           1994           1993           1992           1991
- ---------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Net revenues:
  Processing fees                                         $ 1,114        $ 1,662        $ 2,299        $ 2,260        $ 2,699
  Handling fees                                            18,052         13,712         12,170         11,063         10,220
  Transaction fees                                         49,904         40,967         33,399         27,738         18,955
  Sell-through fees                                         8,923          5,665          4,980          5,196          1,762
  Other                                                    34,173          6,775          1,287          1,165            306
  International operations                                     --            116            200             --             --
- ---------------------------------------------------------------------------------------------------------------------------------

Total net revenues                                        112,166         68,897         54,335         47,422         33,942
Cost of sales                                              83,533         52,162         41,299         37,759         25,473
- ---------------------------------------------------------------------------------------------------------------------------------

Gross profit                                               28,633         16,735         13,036          9,663          8,469
SG&A                                                       26,183         16,393         15,054         10,138          7,076
Suspension of European operations                              --            901             --             --             --
Other income (expense)                                      3,391            477            499            242            (63)
- ---------------------------------------------------------------------------------------------------------------------------------

Income (loss) before provision for income taxes,
  minority partner interests and extraordinary item         5,841            (82)        (1,519)          (233)         1,330
Income tax benefit (provision)                               (727)           764           (305)            --           (508)
- ---------------------------------------------------------------------------------------------------------------------------------

Income (loss) before minority
  partner interests and extraordinary item                  5,114            682         (1,824)          (233)           822
Losses attributable to minority
  partner interests                                            --            131            649             --             --
Income (loss) before extraordinary item                     5,114            813         (1,175)          (233)           822
Extraordinary item, income tax
  benefit from carryforward of net
  operating losses                                             --             --            280             --            476
- ---------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                         $ 5,114        $   813        $  (895)       $  (233)       $ 1,298
- ---------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share                               $  0.40        $  0.08        $ (0.10)        $(0.03)         $0.22
- ---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                        14,517         10,162          9,306          8,552          6,252


AT MARCH 31,                                                 1995           1994           1993           1992           1991
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                           $12,898        $16,155        $17,116        $18,875        $ 1,152
Total assets                                               64,818         44,620         34,824         27,582          9,854
Long-term debt                                                 --             --             --              5             15
Stockholders' equity                                       40,292         29,523         22,722         21,398          3,101

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

For a more meaningful analysis, results are presented for four groups of operations: Domestic PPT Operations, which include Canadian PPT operations; International Operations, which represent Rentrak's European operations that were suspended in fiscal 1994; Pro Image, Inc. and its subsidiaries ("TPI"); and Other Domestic Subsidiaries. The following tables break out these groups for the years ended March 31, 1995, 1994 and 1993. All significant intercompany transactions have been eliminated.



                                      DOMESTIC PPT    INTERNATIONAL                             OTHER
YEAR ENDED MARCH 31, 1995               OPERATIONS       OPERATIONS           TPI(1)     SUBSIDIARIES     CONSOLIDATED
- ---------------------------------------------------------------------------------------------------------------------------------
Revenues                              $ 79,793,584           $    -      $26,363,211      $ 6,009,436    $ 112,166,231

Cost of sales                           64,447,737                -       16,840,331        2,245,260       83,533,328

Gross profit margin                     15,345,847                -        9,522,880        3,764,176       28,632,903

SG&A                                    12,459,006                -        9,252,704        4,471,724       26,183,434

Other income (expense)                   3,522,039                -         (130,754)               0        3,391,285

Net income (loss) before taxes        $  6,408,880           $    -      $   139,422      $  (707,548)       5,840,754
- ---------------------------------------------------------------------------------------------------------------------------------
Income tax provision                                                                                           727,231
- --------------------------------                                                                        -------------------------
Net income                                                                                                $  5,113,523
- ---------------------------------------------------------------------------------------------------------------------------------


                                      DOMESTIC PPT    INTERNATIONAL                             OTHER
YEAR ENDED MARCH 31, 1994               OPERATIONS       OPERATIONS       TPI(2)         SUBSIDIARIES     CONSOLIDATED
- ---------------------------------------------------------------------------------------------------------------------------------
Revenues                              $ 62,005,968     $    115,937      $ 3,950,705      $ 2,823,877     $ 68,896,487

Cost of sales                           49,191,633          183,702        2,245,000          541,492       52,161,827

Gross profit margin                     12,814,335          (67,765)       1,705,705        2,282,385       16,734,660

SG&A                                    10,750,036        2,357,246        1,264,924        2,920,992       17,293,198

Other income (expense)                     472,393           65,083          (61,450)             740          476,766

Net income (loss) before taxes         $ 2,536,692     $ (2,359,928)     $   379,331      $  (637,867)         (81,772)
- ---------------------------------------------------------------------------------------------------------------------------------
Income tax benefit                                                                                             763,919

Minority interest                                                                                              130,918
- --------------------------------                                                                        -------------------------
Net income                                                                                                  $  813,065
- ---------------------------------------------------------------------------------------------------------------------------------


          -------------------------------

          (1)  Includes Results of Operations from March 1, 1994 through February 28, 1995

          (2)  Includes Results of Operations from October 15, 1993 (date of acquisition) through
               February 28, 1994

                                      DOMESTIC PPT    INTERNATIONAL                             OTHER
YEAR ENDED MARCH 31, 1993               OPERATIONS       OPERATIONS              TPI     SUBSIDIARIES     CONSOLIDATED
- ---------------------------------------------------------------------------------------------------------------------------------
Revenues                              $ 52,847,386     $    200,443            $   -     $  1,287,037   $   54,334,866

Cost of sales                           40,770,396          508,048                -           20,123       41,298,567

Gross profit margin                     12,076,989         (307,604)               -        1,266,914       13,036,299

SG&A                                    11,463,957        2,016,904                -        1,573,290       15,054,151

Other income (expense)                     523,020           (2,623)               -          (21,438)         498,959

Net income (loss) before              $  1,136,052     $ (2,327,131)           $   -     $   (327,814)      (1,518,893)
taxes and minority interest
- ---------------------------------------------------------------------------------------------------------------------------------
Income tax provision                                                                                            25,000

Minority interest                                                                                              648,833
- ------------------------------                                                                         --------------------------
Net income (loss)                                                                                       $     (895,061)
- ---------------------------------------------------------------------------------------------------------------------------------


FISCAL 1995 COMPARED TO
FISCAL 1994

DOMESTIC PPT OPERATIONS

For the year ended March 31, 1995, total revenue from Domestic PPT Operations increased $17.8 million, or 29 percent, rising to $79.8 million from $62.0 million in the prior year. In addition to royalty payments from Rentrak Japan, total revenue includes the following fees: processing fees generated when retailers are approved for participation in the PPT system; handling fees generated when prerecorded videocassettes ("Cassettes") are distributed to retailers; transaction fees generated when retailers rent Cassettes to consumers; and sell-through fees generated when retailers sell Cassettes to consumers.

The increase in total revenue and the increases described in the following paragraphs were primarily due to the growth in (i) the number of retailers approved to lease Cassettes from the Company (the "Participating Retailers");
(ii) the number of participating program suppliers ("Program Suppliers"), primarily Buena Vista; (iii) the number of titles released to the system; and
(iv) the total number of Cassettes leased under the system. By fiscal year-end, the number of Participating Retailers had grown 14 percent to 3,614 from 3,176 a year earlier. As of March 31, 1995, there were 3,034 retailers located in the United States and 580 located in Canada. Total revenue and the gross profit margin are expected to grow at a modest rate over the next year.

In fiscal 1995, processing-fee revenue decreased to $1.1 million from $1.7 million in fiscal 1994, a decline of $0.6 million, or 33 percent. The decrease was due to a reduction in the amount of processing fees charged.

During the year, handling-fee revenue rose to $18.1 million from $13.7 million in fiscal 1994, an increase of $4.4 million, or 32 percent. Transaction-fee revenue totaled $49.9 million, an increase of $8.9 million, or 22 percent, from $41.0 million the previous year. Sell-through revenue was $8.9 million in fiscal 1995 as compared to $5.7 million in fiscal 1994, an increase of $3.2 million, or 58 percent.

Royalty revenue from Rentrak Japan increased to $1.8 million during fiscal 1995. There was no royalty revenue in the prior year. Included in fiscal 1995's royalty revenue was a nonrecurring payment of $1.0 million.

Cost of sales in fiscal 1995 rose to $64.4 million from $49.2 million the prior year, an increase of $15.2 million, or 31 percent. This change parallels the change in total revenues. In fiscal 1995, the gross profit margin decreased to 19 percent from 21 percent the previous year. The decrease reflects an increase in major motion picture studio product, which traditionally has a lower gross margin.

Selling, general and administrative expenses were $12.5 million in fiscal 1995 compared to $10.8 million in fiscal 1994. This increase of $1.7 million, or 16 percent, was primarily due to continued efforts to assure system integrity and the strengthening of the management team. In addition, the Company incurred additional expense related to reserves on long-term investments and receivables. As a percentage of total revenue, selling, general and administrative expenses decreased to 16 percent at year-end from 17 percent the previous year.

Other income increased from $0.5 million in fiscal 1994 to $3.5 million for fiscal 1995, an increase of $3.0 million. This increase was due to the sale of certain investment securities held for sale for a gain of $2.8 million.

For the year ended March 31, 1995, Domestic PPT Operations recorded a pretax profit of $6.4 million, or 8 percent of total revenue, compared to a pretax profit of $2.5 million, or 4 percent of total revenue, in fiscal 1994.


PRO IMAGE, INC.

For the fiscal year ended February 28, 1995, Pro Image, Inc. ("TPI") recorded total revenue of $26.4 million, a gross margin of $9.5 million (36 percent), and a pretax profit of $0.1 million (less than 1 percent of revenue). Comparisons to the fiscal year ended February 28, 1994, are not meaningful because of the acquisition of Team Spirit, Inc. ("Team Spirit") in fiscal 1995. The Pro Image results for fiscal 1995 include those for Team Spirit from September 1994 through February 1995.

TPI's net income for fiscal 1995 was negatively impacted by increased operating expenses associated with advertising, market research, promotion and store design expenses, as well as reserves for doubtful accounts and inventory. These expenses, totaling approximately $2 million, are considered to be onetime expenses that are not expected to be incurred in the coming year. In addition, TPI recorded approximately $0.7 million in amortization of goodwill associated with the acquisition of TPI and Team Spirit.

Management expects TPI's revenue to increase substantially in the coming fiscal year due to the inclusion of Team Spirit for the entire year, revenue generated from new company-owned Pro Image retail stores, and franchise fees generated internationally. Revenues from domestic franchise fees and franchise royalties are expected to be flat next year. Management expects the gross margin percentage to increase due to a higher percentage of sales generated by company-owned stores. Management also expects operating expenses to decrease as a percentage of sales because overhead expenses should remain flat or decrease as revenues and store operating expenses increase.


OTHER SUBSIDIARIES

Other Subsidiaries are comprised of a software development company and other video retail and wholesale operations. Total revenue from Other Subsidiaries increased to $6.0 million in fiscal 1995 from $2.8 million in fiscal 1994, an increase of $3.2 million, or 113 percent.

Cost of sales was $2.2 million, an increase of $1.7 million (315 percent) over the $0.5 million recorded in fiscal 1994.

Selling, general and administrative expenses increased to $4.5 million in fiscal 1995 from $2.9 million in fiscal 1994, an increase of $1.6 million, or 53 percent. As a percentage of total revenue, selling, general and administrative expenses decreased to 74 percent at year-end from 103 percent a year earlier.

For the year ended March 31, 1995, Other Subsidiaries recorded a pretax loss of $0.7 million, or 12 percent of total revenue. This compares with a pretax loss of $0.6 million, or 21 percent of total revenue, in fiscal 1994.

Changes in revenues, cost of sales, selling and administrative costs and pretax losses were due to the start-up status of three of the entities, and to expansion efforts by the other entities.


CONSOLIDATED BALANCE SHEET

At March 31, 1995, total assets were $64.8 million, an increase of $20.2 million from the $44.6 million of a year earlier. A substantial portion of the increase was due to the acquisition of Team Spirit, which added approximately $10 million to total assets. Accounts receivable grew to $14.7 million at the end of fiscal 1995 from $9.4 million at the end of fiscal 1994, a $5.3 million increase. Most of this increase was due to a rise in domestic PPT revenue levels. Inventory at year-end equaled $6.3 million, up $5.5 million from $0.8 million at the end of fiscal 1994. Of this increase, approximately $3.6 million was related to the Team Spirit acquisition, and the rest was due to the opening of additional TPI company stores. As of March 31, 1995, property and equipment had increased $2.1 million to $4.9 million from $2.8 million a year earlier. Of this increase, approximately $2.1 million was related to the Team Spirit acquisition. At year-end, intangibles had risen to $11.0 million from $6.8 million at the end of fiscal year 1994, an increase of $4.2 million. Most of this amount was related to the acquisitions made by TPI. All warrants which the Company issued in fiscal 1995, have been valued by an outside valuation firm using standard warrant valuation models. The value of the warrants of $3.5 million has been recorded in the equity section and will be amortized over the associated periods to be benefited by each group of warrants. For fiscal 1995, expense associated with the warrants is $0.5 million.


FISCAL 1994 COMPARED TO
FISCAL 1993

DOMESTIC PPT OPERATIONS

For the year ended March 31, 1994, total revenue from Domestic PPT Operations rose to $62.0 million from $52.8 million in the prior year, an advance of $9.2 million, or 17 percent.

The increase in total revenue and the increases described in the following paragraphs were primarily due to the growth in (i) the number of Participating Retailers; (ii) the number of Program Suppliers, primarily Twentieth Century Fox Home Entertainment (formerly FoxVideo); (iii) the number of titles released to the system; and (iv) the total number of Cassettes leased under the system. In fiscal 1994, the number of Participating Retailers grew to 3,176 from 2,737 the prior year, for a 16 percent increase. As of March 31, 1994, there were 2,768 retailers located in the United States and 408 located in Canada.

For the year, processing-fee revenue decreased to $1.7 million from $2.3 million in fiscal 1993, a decline of $0.6 million, or 28 percent. The decrease was due to a reduction in the amount of processing fees charged.

Handling-fee revenue rose to $13.7 million from $12.2 million in fiscal 1993, an increase of $1.5 million, or 13 percent. Transaction-fee revenue increased to $41.0 million from $33.4 million the previous year, a $7.6 million or 23 percent improvement. Sell-through revenue grew to $5.7 million from $5.0 million in fiscal 1993, an increase of $0.7 million, or 14 percent.

Cost of sales for fiscal 1994 increased to $49.2 million from $40.8 million the prior year, an increase of $8.4 million, or 21 percent. This change paralleled the change in total revenues. The gross profit margin decreased to 21 percent from 23 percent the previous year. The decrease in the gross profit margin reflects an increase in major motion picture studio product, which traditionally has a lower gross margin.

Selling, general and administrative expenses decreased by $0.7 million, or 6 percent, to $10.8 million in fiscal 1994 from $11.5 million in fiscal 1993. The decrease was primarily due to a company-wide effort to control and reduce corporate operating costs. As a percentage of total revenue, selling, general and administrative expenses decreased to 17 percent from 22 percent in fiscal 1993.

For the year ended March 31, 1994, Domestic PPT Operations recorded a pretax profit of $2.5 million, or 4 percent of total revenue, as compared to a pretax profit of $1.1 million, or 2 percent of total revenue, in fiscal 1993.


INTERNATIONAL OPERATIONS

For the year ended March 31, 1994, total revenue from International Operations decreased to $0.1 million from $0.2 million the prior year, a decline of $0.1 million, or 42 percent. The decline was due to the closure of a portion of the retail locations. Cost of sales dropped to $0.2 million from $0.5 million in fiscal 1993, a decrease of $0.3 million, or 64 percent. Selling, general and administrative expenses in fiscal 1994 increased $0.3 million, or 13 percent, to $2.3 million from $2.0 million in fiscal 1993.

At year-end, International Operations recorded a pretax loss of $2.3 million, as compared to a pretax loss of $1.7 million in fiscal 1993.

The Company has suspended its efforts to establish a subsidiary in German speaking Europe. As a result of this decision, in fiscal 1994 the Company took a charge of approximately $2.4 million to write down the value of the related assets and to account for operating costs and costs to suspend operations. This decision stems from the difficulties the Company had in getting sufficient product flow commitments from Program Suppliers.

THE PRO IMAGE, INC.

For the four and one-half months ended February 28, 1994, TPI recorded total revenues of $4.0 million, cost of sales of $2.2 million, selling and administrative expenses of $1.3 million, and a net profit of $0.4 million, or 10 percent of total revenue. The Company acquired TPI on October 15, 1993, and therefore did not have operating results from the TPI business for the year ended March 31, 1993.


OTHER SUBSIDIARIES

Other Subsidiaries are comprised of a software development company and other video retail and wholesale operations. For fiscal 1994, total revenue from Other Subsidiaries increased to $2.8 million from $1.3 million in fiscal 1993, an increase of $1.5 million, or 119 percent.

In fiscal 1994, cost of sales increased 2,591 percent to $0.5 million from $0.02 million in fiscal 1993.

Selling, general and administrative expenses increased by $1.3 million, or 86 percent, to $2.9 million in fiscal 1994 from $1.6 million in fiscal 1993. As a percentage of total revenue, selling, general and administrative expenses decreased to 103 percent in fiscal 1994 from 122 percent in the prior year.

For the year ended March 31, 1994, Other Subsidiaries recorded a pretax loss of $0.6 million, or 21 percent of total revenue, as compared to a pretax loss of $0.3 million, or 25 percent of total revenue, in fiscal 1993. Changes in revenues, cost of sales, selling and administrative costs and pretax losses were due to the start-up status of three of the entities, and to expansion efforts by the other entities.


CONSOLIDATED BALANCE SHEET

For the year ended March 31, 1994, total assets increased to $44.6 million from $34.8 million in the prior year, an increase of $9.8 million. The increase was primarily due to the acquisition of TPI.

The write-off of European assets amounted to $0.8 million, which included $0.06 million in accounts receivable, $0.09 million in other current assets, $0.5 million in property and equipment, and $0.09 million in other long-term assets. In addition to the $0.8 million write-down of assets during fiscal 1994, the Company incurred $1.4 million in European operating costs and $0.1 million in cash expenditures to finalize operations. Most of the $2.3 million in losses related to European operations in fiscal 1994 was funded through a stock offering in 1991.

At year-end, intangibles had increased to $7.0 million from $1.2 million in fiscal 1993. The increase was due to goodwill arising from the acquisition of TPI. Other assets increased to $3.6 million from $2.2 million in the prior year, a $1.4 million change. The change was primarily due to an increase of $0.5 million in long-term Program Supplier advances and a $1.0 million increase in a long-term-occupancy security deposit for a domestic subsidiary. The increase in the Program Supplier advances was primarily due to the Company's entering into new agreements that had a longer term than in the past.


LIQUIDITY AND CAPITAL RESOURCES

At March 31, 1995, the Company had cash and other liquid investments of $10.7 million, compared to $16.2 million at March 31, 1994. At year-end, the Company's current ratio (current assets/current liabilities) declined to 1.53 from 2.07 a year earlier. This decline was primarily due to the expenditures of cash to fund the Retailer Financing Program.

The Company has an agreement with a financial institution for a line of credit in the amount of $7.5 million. The agreement expires on July 25, 1995. Under this agreement, the Company is required to maintain average compensating balances of $1.5 million in its checking and money accounts. Interest is payable monthly at a rate that varies in relation to the bank's prime rate. The lender has been granted a warrant to purchase 10,000 unregistered shares of common stock of the Company at $7 per share, which exceeded market value at the date of grant. The line of credit is secured by substantially all of the Company's assets, excluding TPI's. The terms of the agreement require, among other things, a minimum amount of tangible net worth, minimum current ratio and minimum ratio of total liabilities to tangible net worth. The agreement also restricts the amount of net losses, loans and indebtedness and limits the payment of dividends on the Company's stock. There were no borrowings under the line of credit as of March 31, 1995.

In April 1994, TPI entered into a $2.0 million line-of-credit arrangement with a financial institution. Interest on borrowings under this credit agreement accrue at the bank's prime rate. Borrowings are collateralized by the Company's accounts receivable and inventory, and require monthly payments of principal plus accrued interest. In January 1995, the available borrowing under this agreement was increased to the lesser of $4.0 million or the amount of the borrowing base as defined in the agreement. Interest under the revised agreement is accrued at the bank's prime rate plus 0.5 percent. There were no borrowings under the credit agreement at February 28, 1995. The credit agreement expires on July 31, 1995.

In December 1989, the Company entered into a definitive agreement with Culture Convenience Club Co., Ltd. (CCC)-Rentrak's joint-venture partner in Rentrak Japan-to develop Rentrak's PPT distribution and information processing business in certain markets throughout the world. On June 16, 1994, the Company and CCC entered into a Second Amendment to Business Cooperation Agreement. Pursuant to this agreement, the Company will receive a royalty of 1.67 percent for all sales up to $47.9 million plus 0.5 percent of sales greater than $47.9 million in each fiscal year. In addition, the Company will receive a onetime royalty of $2.0 million payable $1.0 million in fiscal 1995 and $1.0 million no later than March 31, 1999. The payment for fiscal 1995 has been received. Rentrak Japan received additional territories in which to market PPT. In addition, the Company sold 34 shares of Rentrak Japan to CCC for 6.8 million Yen ($68,068), reducing the Company's ownership in Rentrak Japan to 25 percent from 33 1/3 percent. The term of the agreement was extended from the year 2001 to the year 2039.

On July 22, 1994, the Company entered into a long-term distribution agreement with Buena Vista Pictures Distribution ("Buena Vista"). Under the terms of the agreement, substantially all rental-priced theatrical and nontheatrical titles offered under Buena Vista's various labels will be offered to retailers on the PPT system. The agreement is for a five-year term with a five-year renewal option on the part of Buena Vista, and was effective with Buena Vista's September titles. In connection with the agreement, The Walt Disney Company has received warrants from Rentrak to purchase up to 2,673,500 shares of Rentrak common stock at an exercise price of $7.13 per share subject to the meeting of certain conditions.

In connection with the signing of Buena Vista, the Company issued a warrant to Twentieth Century Fox Home Entertainment (formerly FoxVideo) to acquire 423,750 shares of Rentrak common stock at an exercise price of $7.13.

In August 1994, the Company acquired all of the outstanding stock of Team Spirit. Team Spirit operates 39 licensed sports apparel stores in 15 states, most of which are in the Midwest. Simultaneously with the acquisition, Rentrak transferred all of the assets of Team Spirit to TPI, and Team Spirit became a wholly owned subsidiary of TPI. The net purchase price was approximately $4.4 million and was paid via issuance of approximately 557,000 shares of common stock. At the time of purchase, Team Spirit had approximately $4 million in outstanding bank debt which was immediately paid by the Company.

In October 1994, the Company acquired all of the outstanding stock of Image Makers, Inc. and Barenz-Runia, Inc. These companies were franchisees of TPI and operated seven stores in the Pacific Northwest. Simultaneously with the acquisition, the net assets of the combined companies were transferred to TPI. The combined net purchase price was approximately $0.7 million and was paid by issuance of approximately 82,000 shares of common stock.

The Company intends to continue to expand its licensed sport apparel business through further acquisitions, through sales of new franchises and through the opening of new corporate stores. Working capital needed to fund the increased inventory and fixed assets associated with the increase in company-owned stores is expected to be provided by existing bank credit agreements. The Company intends to pay the purchase price for any such acquisitions in cash, shares of the Company's common stock or other securities, or a combination thereof.

The Company has established a retailer financing program whereby the Company will provide, on a selective basis, financing to video retailers who the Company believes have demonstrated the probability of substantial growth in the industry. In connection with these financings, the Company typically makes a loan to and/or an equity investment in the retailer. In some cases, a warrant to purchase stock may be obtained. As part of such financing, the retailer typically agrees to cause all of its current and future retail locations to participate in the PPT system for a designated period of time. These financings are speculative in nature and involve a high degree of risk, and no assurance of a satisfactory return on investment can be given. The failure of certain of these investments could have a material adverse impact on the Company's results of operations and financial position. The Board of Directors has authorized up to $14 million to be used in connection with the Company's retailer financing program. As of May 1995, the Company has invested in, or made commitments to loan to or invest in, various video retailers in amounts representing substantially all of the $14 million authorized. The loans, investments or commitments are to various retailers and individually range from $0.2 million to $3.0 million. As the financings are made, and periodically throughout the terms of the agreements, the Company assesses the likelihood of recoverability of the amounts invested or loaned based on the financial position of each retailer. As of March 31, 1995, the Company has invested or loaned approximately $9.2 million under the program. Because of the financial condition of a number of these retailers, the Company has reserved approximately $3.2 million of the original loan or investment amount.

The Company is currently either negotiating extensions of its existing credit facilities or negotiating new credit facilities with its existing financial institutions. The Company is also considering the placement of long-term debt or the issuance of additional securities in the public market. No assurance can be given that any of the credit facilities will be extended or new ones obtained or that the Company will be able to issue either long-term debt or additional securities on terms acceptable to the Company.

Subject to the foregoing, the Company believes its existing cash, cash generated from operations and available credit facilities (assuming such facilities are extended or new ones obtained) will be sufficient to meet its cash requirements for at least the next 12 months.

                      RENTRAK CORPORATION AND SUBSIDIARIES
                      ------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
                FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993
                -------------------------------------------------

                                                                             1995                 1994                 1993
                                                                         -----------          -----------          -----------
REVENUES (Note 1):
  PPT                                                                    $ 79,793,584         $62,005,968          $52,847,386
  Sports apparel                                                           26,363,211           3,950,705                 -
  Other                                                                     6,009,436           2,939,814            1,487,480
                                                                         ------------         -----------          -----------
                                                                          112,166,231          68,896,487           54,334,866
                                                                         ------------         -----------          -----------

OPERATING COSTS AND EXPENSES:

  Cost of sales (Note 1)                                                   83,533,328          52,161,827           41,298,567
  Selling and administrative                                               26,183,434          16,392,635           15,054,151
  Suspension of European operations
    (Note 11)                                                                    -                900,563                 -
                                                                         ------------         -----------          -----------
                                                                          109,716,762          69,455,025           56,352,718
                                                                         ------------         -----------          -----------
          Income (loss) from operations                                     2,449,469            (558,538)          (2,017,853)
                                                                         ------------         -----------          -----------
OTHER INCOME (EXPENSE):

  Interest income                                                             600,415             579,222              559,787
  Interest expense                                                            (35,979)             (3,905)             (60,828)
  Gain on sale of investments                                               2,826,849                -                    -
  Other                                                                          -                (98,551)                -
                                                                         ------------         -----------          -----------
                                                                            3,391,285             476,766              498,959
                                                                         ------------         -----------          -----------
          Income (loss) before income tax provision (benefit),
          minority partner interests and extraordinary item
                                                                            5,840,754             (81,772)          (1,518,894)

INCOME TAX (PROVISION) BENEFIT (Note 6)                                      (727,231)            763,919             (304,813)
                                                                         ------------         -----------          -----------
          Income (loss) before minority partner interests and
          extraordinary item
                                                                            5,113,523             682,147           (1,823,707)

LOSSES ATTRIBUTABLE TO MINORITY PARTNER
  INTERESTS (Note 1)                                                             -                130,918              648,833
                                                                         ------------         -----------          -----------

          Income (loss) before
            extraordinary item                                              5,113,523             813,065           (1,174,874)

EXTRAORDINARY ITEM, income tax benefit from carryforward of net operating losses (Note 6)
                                                                                 -                   -                 279,813
                                                                         ------------         -----------          -----------
          Net income (loss)                                              $  5,113,523         $   813,065          $  (895,061)
                                                                         ============         ===========          ===========

                                                                    (continued)

                      RENTRAK CORPORATION AND SUBSIDIARIES
                      ------------------------------------

                CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
                -------------------------------------------------

                FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993
                -------------------------------------------------

                      NET INCOME (LOSS) PER SHARE (Note 1)
                      ------------------------------------

                                                                             1995                 1994                 1993
                                                                          -----------         -----------          -----------
EARNINGS PER COMMON SHARE AND COMMON
  EQUIVALENT SHARE:
    Income (loss) before extraordinary item                               $       .41         $       .08          $      (.13)
    Extraordinary item                                                            -                   -                    .03
                                                                          -----------         -----------          -----------

          Net income (loss) per share                                     $       .41         $       .08          $      (.10)
                                                                          ===========         ===========          ===========

EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE - assuming issuance of all dilutive contingent shares:
    Income (loss) before extraordinary item                               $       .40         $       .08          $      (.13)
    Extraordinary item                                                            -                   -                    .03
                                                                          -----------         -----------          -----------
          Net income (loss) per share                                     $       .40         $       .08          $      (.10)
                                                                          ===========         ===========          ===========

The accompanying notes are an integral part of these statements.

                      RENTRAK CORPORATION AND SUBSIDIARIES
                      ------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                          AS OF MARCH 31, 1995 AND 1994
                          -----------------------------

                                   A S S E T S
                                   -----------

                                                                                                  1995                1994
CURRENT ASSETS:                                                                               ------------        ------------
  Cash and cash equivalents                                                                    $10,709,405         $13,815,718
  Investment securities available for sale (Notes 1
    and 2)                                                                                            -              2,387,500
  Accounts receivable, net of allowance for doubtful
    accounts of $642,580 and $1,224,966                                                         14,711,439           9,352,306
  Advances to program suppliers (Note 8)                                                         2,683,710           3,915,358
  Inventory (Note 1)                                                                             6,291,032             819,850
  Deferred tax asset (Note 6)                                                                      915,404                -
  Other current assets                                                                           2,112,021             961,903
                                                                                               -----------         -----------
          Total current assets                                                                  37,423,011          31,252,635
                                                                                               -----------         -----------
PROPERTY AND EQUIPMENT, net (Notes 1 and 3)                                                      4,924,122           2,796,730
INTANGIBLES, net of accumulated amortization of $3,472,783 and $2,235,454 (Note 1)
                                                                                                11,011,121           6,750,109
NOTES RECEIVABLE, net (Note 4)                                                                   3,035,787                -
OTHER INVESTMENTS, net (Note 4)                                                                  2,919,919                -
DEFERRED TAX ASSET (Note 6)                                                                      1,926,673                -
OTHER ASSETS                                                                                     3,577,035           3,820,971
                                                                                               -----------         -----------
                                                                                               $64,817,668         $44,620,445
                                                                                               ===========         ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
  Accounts payable                                                                             $17,799,146         $10,707,701
  Accrued liabilities                                                                            3,301,513           3,659,800
  Accrued compensation                                                                           2,016,820             730,291
  Deferred revenue (Note 1)                                                                      1,408,076                -
                                                                                               -----------         -----------
           Total current liabilities                                                             24,525,555          15,097,792
                                                                                               -----------         -----------

COMMITMENTS AND CONTINGENCIES (Notes 8 and 9)

STOCKHOLDERS' EQUITY (Notes 5, 7 and 10):
  Preferred stock, $.001 par value; Authorized:
    10,000,000 shares                                                                                 -                   -
  Common stock, $.001 par value; Authorized: 30,000,000 and 20,000,000 shares in 1995 and
   1994, respectively; Issued and outstanding:  11,277,246 shares in 1995 and 10,224,057
   shares in 1994                                                                                   11,277              10,224
  Capital in excess of par value                                                                44,598,939          34,272,263
  Net unrealized gain (loss) on investment securities                                             (170,747)          1,434,182
  Accumulated deficit                                                                           (1,080,493)         (6,194,016)
  Less- Deferred charge - warrants                                                              (3,066,863)               -
                                                                                               -----------         -----------
                                                                                                 40,292,113          29,522,653
                                                                                               -----------         -----------
                                                                                                $64,817,668         $44,620,445
                                                                                               ===========         ===========

The accompanying notes are an integral part of these balance sheets.

                                    RENTRAK CORPORATION AND SUBSIDIARIES

                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                              FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993


                                                                Common Stock
                                                            -------------------                                    Capital in
                                                       Number of                                                   Excess of
                                                         Shares             Amount             Warrants            Par Value
                                                       ----------          --------          -----------         ------------
BALANCE AT MARCH 31, 1992                              9,032,837             $ 9,033         $      -            $27,500,526
  Issuance of common stock                               318,379                 318                -              1,980,744
  Issuance of common stock under
    employee stock option plan                           123,678                 124                -                154,495
  Issuance of warrants                                      -                   -              1,300,000                -
  Warrant subscription receivable                           -                   -             (1,300,000)               -
  Net loss                                                  -                   -                   -                   -
  Cumulative translation adjustment                         -                   -                   -                   -
                                                      ----------             -------         -----------         -----------
BALANCE AT MARCH 31, 1993                              9,474,894               9,475                -             29,635,765
  Repurchase of common stock                             (83,963)                (84)               -               (444,544)
  Issuance of common stock for
    acquisition                                          776,280                 776                -              4,957,828
  Issuance of common stock under
    employee  stock option plan                           56,846                  57                -                123,214
  Net income                                                                    -                   -                   -
  Cumulative translation adjustment                         -                   -                   -                   -
  Net unrealized gain on investment
    securities                                              -                   -                   -                   -
                                                      ----------             -------         -----------         -----------
BALANCE AT MARCH 31, 1994                             10,224,057              10,224                -             34,272,263
  Repurchase of common stock                             (38,300)                (38)               -               (189,512)
  Issuance of common stock                               364,445                 364                -              1,549,257
  Issuance of common stock for
    acquisitions                                         639,561                 640                -              5,110,526
  Issuance of common stock under
    employee  stock option plan                           87,483                  87                -                322,428
  Net income                                                -                   -                   -                   -
  Change in net unrealized gains
    (losses) on investment securities                       -                   -                   -                   -
  Issuance of warrants                                      -                   -             (3,533,977)          3,533,977
  Amortization of warrants                                  -                   -                467,114                -
                                                      ----------             -------         -----------         -----------
BALANCE AT MARCH 31, 1995                             11,277,246             $11,277         $(3,066,863)        $44,598,939
                                                      ==========             =======         ===========         ===========

                                                          (Accumulated                           Net Unrealized
                                                            Deficit)           Cumulative        Gains (Losses)
                                                            Retained          Translation        on Investment
                                                            Earnings          Adjustment           Securities            Total
                                                         ------------         ------------       --------------      ------------
BALANCE AT MARCH 31, 1992                                $(6,112,020)           $   -            $      -            $21,397,539
  Issuance of common stock                                      -                   -                   -              1,981,062
  Issuance of common stock under
    employee stock option plan                                  -                   -                   -                154,619
  Issuance of warrants                                           -                  -                   -              1,300,000
  Warrant subscription receivable                               -                   -                   -             (1,300,000)
  Net loss                                                  (895,061)               -                   -               (895,061)
  Cumulative translation adjustment                             -                 83,866                -                 83,866
                                                         -----------            --------         -----------         -----------
BALANCE AT MARCH 31, 1993                                 (7,007,081)             83,866                -             22,722,025
  Repurchase of common stock                                    -                   -                   -               (444,628)
  Issuance of common stock for
    acquisition                                                 -                   -                   -              4,958,604
  Issuance of common stock under
    employee  stock option plan                                 -                   -                   -                123,271
  Net income                                                 813,065                -                   -                813,065
  Cumulative translation adjustment                             -                (83,866)               -                (83,866)
  Net unrealized gain on investment
    securities                                                  -                   -              1,434,182           1,434,182
                                                         -----------            --------         -----------         -----------
BALANCE AT MARCH 31, 1994                                 (6,194,016)               -              1,434,182          29,522,653
  Repurchase of common stock                                    -                   -                   -               (189,550)
  Issuance of common stock                                      -                   -                   -              1,549,621
  Issuance of common stock for
    acquisitions                                                -                   -                   -              5,111,166
  Issuance of common stock under
    employee  stock option plan                                 -                   -                   -                322,515
  Net income                                               5,113,523                -                   -              5,113,523
  Change in net unrealized gains
    (losses) on investment securities                           -                   -             (1,604,929)         (1,604,929)
  Issuance of warrants                                          -                   -                   -                   -
  Amortization of warrants                                      -                   -                   -                467,114
                                                         -----------            --------         -----------         -----------
BALANCE AT MARCH 31, 1995                                $(1,080,493)           $   -            $  (170,747)        $40,292,113
                                                         ===========            ========         ===========         ===========


The accompanying notes are an integral part of these statements.

                      RENTRAK CORPORATION AND SUBSIDIARIES
                      ------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993
                -------------------------------------------------

                                                                           1995                 1994                  1993
                                                                       -----------           -----------           -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                   $  5,113,523         $    813,065           $   (895,061)
  Adjustments to reconcile net income
    (loss) to net cash provided (used) by
    operations-
      Gain on investment sales                                          (2,826,849)                -                      -
      Depreciation                                                       1,441,872              769,748                422,882
      Amortization of intangibles                                        1,242,564              678,588                889,157
      Amortization of warrants                                             467,114                 -                      -
      Provision for doubtful accounts                                     (582,386)             (43,160)               366,568
      Retailer financing program reserves                                2,974,912                 -                      -
      Studio advance reserves                                              572,300                 -                      -
      Losses attributable to minority
        partner interests                                                     -                (130,918)              (648,833)
      Loss on asset sales                                                     -                 893,116                   -
      Deferred income taxes                                             (2,737,426)                -                      -
      Cumulative translation adjustments                                      -                 (83,866)                  -
      Change in specific accounts, net of
        effects in 1995 and 1994 from
        purchase of businesses:
          Accounts receivable                                           (4,726,871)             796,241             (3,725,418)
          Inventories                                                   (1,490,480)                -                      -
          Advances to program suppliers                                    659,348           (1,278,411)              (690,472)
          Other current assets                                          (1,244,614)            (958,020)              (397,527)
          Accounts payable                                               4,746,922             (641,559)             5,241,300
          Accrued liabilities and
            compensation                                                 1,420,639            1,117,287                612,823
          Deferred revenue                                               1,408,076                 -                      -
                                                                      ------------         ------------           ------------
          Net cash provided by operating
            activities                                                   6,438,644            1,932,111              1,175,419
                                                                      ------------         ------------           ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                   (1,273,080)          (1,758,893)            (1,576,044)
  Investments in retailer financing
    program                                                             (8,930,618)                -                      -
  Cash paid for purchases of businesses,
    net of cash acquired                                                      -              (1,342,352)                  -
  Purchases of other assets                                                309,849           (1,198,989)              (870,749)
  Purchases of investments                                              (4,400,253)          (8,271,811)           (41,861,363)
  Maturities of investments                                              4,400,253           19,596,118             30,537,056
  Proceeds from sale of investment                                       2,836,849                 -                      -
  Purchase of intangibles                                                 (782,620)            (229,997)              (476,337)
                                                                      ------------         ------------           ------------
          Net cash provided (used) by
            investing activities                                        (7,839,620)           6,794,076            (14,247,437)
                                                                      ------------         ------------           ------------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Payment of debt assumed in acquisition                              $ (3,259,724)        $       -              $    (18,304)
  Cash received from minority partner                                         -                  50,000                729,751
  Repurchase of common stock                                              (189,550)            (444,628)                  -
  Issuance of common stock                                               1,743,937              123,271              2,085,681
                                                                      ------------         ------------           ------------
          Net cash provided (used) by
            financing activities                                        (1,705,337)            (271,357)             2,797,128
                                                                      ------------         ------------           ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                        (3,106,313)           8,454,830            (10,274,890)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR
                                                                        13,815,718            5,360,888             15,635,778
                                                                      ------------         ------------           ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $ 10,709,405         $ 13,815,718           $  5,360,888
                                                                      ============         ============           ============

(continued)

                      RENTRAK CORPORATION AND SUBSIDIARIES
                      ------------------------------------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                -------------------------------------------------
                FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993
                -------------------------------------------------

                                                                          1995                  1994                  1993
                                                                        -----------         -----------            -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for-

      Interest                                                        $     35,979         $      3,905           $      3,939
      Income taxes                                                       3,288,189               62,127                 31,029

NONCASH FINANCING AND INVESTING ACTIVITIES:
    Issuance of warrants                                                 3,533,977                 -                      -

    Addition to other assets through
      issuance of common stock                                             128,199                 -                      -

    Addition to licensing agreements
      through issuance of common stock                                        -                    -                    50,000
    Acquisition of businesses through
      issuance of stock                                                  5,111,166            5,542,639                   -

    Purchase of other assets through
      credits to accounts receivable                                          -                    -                   360,000
    Increase (decrease) in net unrealized
      gains (losses) on investment
      securities through adjustments to
      stockholders' equity                                              (1,604,929)           1,434,182                   -


The accompanying notes are an integral part of these statements.

                      RENTRAK CORPORATION AND SUBSIDIARIES
                      ------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                          MARCH 31, 1995, 1994 AND 1993
                          -----------------------------

1.   BUSINESS OF THE COMPANIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Rentrak Corporation (the Company) (an Oregon corporation) is principally engaged in the distribution of prerecorded video cassettes to the home video market throughout the United States and Canada using its Pay-Per-Transaction (PPT) revenue sharing program.

In December 1989, the Company entered into a definitive agreement with Culture Convenience Club Co., Ltd. (CCC), Rentrak's joint venture partner in Rentrak Japan, to develop Rentrak's PPT distribution and information processing business in certain markets throughout the world. On June 16, 1994, the Company and CCC amended the agreement. Pursuant to this amendment, the Company will receive a royalty of 1.67 percent for all sales of up to $47,905,000, plus one-half of 1 percent (0.5%) of sales greater than $47,905,000 in each fiscal year. In addition, the Company received a one-time royalty of $2 million payable $1 million in fiscal 1995, which has been received; and $1 million no later than March 31, 1999. The payment of $1 million due on March 31, 1999 has not been recognized as revenue by the Company due to uncertainty of collection. Rentrak Japan will receive additional territories to market PPT. In addition, the Company sold 34 shares of Rentrak Japan to CCC for 6,800,000 Yen ($68,068), reducing the Company's ownership in Rentrak Japan from 33-1/3 percent to 25 percent. The term of the Agreement was extended from the year 2001 to the year 2039.

In the fall of 1992, the Company initiated efforts to globalize its PPT operations by entering the European market. The Company, with its partner in Rentrak Japan, formed two jointly owned European corporations, Rentrak Europe and Videotheken Management. Rentrak Europe's purpose was to market PPT in Europe and was owned by the Company and by the Japanese partner. The Company was the majority shareholder. Videotheken Management's purpose was to develop video outlets in the German market and was owned by the Company and by the Japanese partner. The Company was the controlling shareholder. Rentrak Europe and Videotheken Management ceased operations during the quarter ended September 30, 1993, and the rights to the corporations were subsequently sold in the quarter ended December 31, 1993. The decision to cease operations stems from the difficulties the Company had in getting sufficient product flow commitments from program suppliers. However, in the future, the Company may explore opportunities to expand its PPT market in Europe as well as other foreign countries.

Minority interest represents the minority shareholders' proportionate share of the equity of certain ventures. The minority shareholders' proportionate share of losses in excess of their equity in the entities is recorded in the Company's accompanying statement of operations. The Company is currently negotiating the sale of its ownership in the remaining entity to the minority partner.

On October 15, 1993, the Company acquired all of the outstanding shares of common stock of The Pro Image Inc., a Utah corporation (TPI), pursuant to the Stock Purchase Agreement by and among the Company, TPI and the shareholders of TPI. As of March 31, 1995, TPI franchised approximately 175 retail outlets in 45 states, Canada, Germany, Mexico and Japan. Including Team Spirit, which was acquired during the year, as discussed below, TPI also operates 54 company-owned retail stores in 19 states throughout the country. These stores sell sports-oriented products and apparel featuring products licensed by college and professional sports teams.

In August 1994, the Company acquired all of the outstanding stock of Team Spirit, Inc. (Team Spirit) for a net purchase price of approximately $4.4 million, with payment made through the issuance of approximately 557,000 shares of Rentrak Common Stock (see Note 12). Team Spirit operates 39 stores in 15 states, including Nebraska, Illinois, Michigan, Iowa, Minnesota, Missouri and Kansas, which sell licensed sports apparel and gifts. Simultaneous with the acquisition, Rentrak transferred all of the assets of Team Spirit to TPI and Team Spirit became a wholly owned subsidiary of TPI.

In October 1994, the Company acquired all of the outstanding stock of Image Makers, Inc. and Barenz-Runia, Inc. (see Note 12). These companies were franchisees of TPI and operated seven stores in the Pacific Northwest. Simultaneous with the acquisition, the net assets of the combined companies were contributed to TPI. The combined purchase price was approximately $686,000 and was paid by issuing approximately 82,000 shares of the Company's common stock.

The above acquisitions were accounted for as purchases and the results of operations are included in the accompanying consolidated statement of operations from the date of acquisition.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries, and those subsidiaries in which the Company has a controlling interest after elimination of all intercompany accounts and transactions. Investments in affiliated companies owned 20 to 50 percent are accounted for by the equity method.

TPI and Team Spirit's year-ends are February 28. As there are no intervening events which materially affect the financial position or results of operations, the consolidated financial statements include TPI's balance sheet as of February 28, 1995 and 1994 and the statements of operations, stockholder's equity and cash flows for the 12-month period and 4-1/2 month period ending February 28, 1995 and 1994, respectively. Team Spirit's balance sheet as of February 28, 1995 and the statements of operations, stockholder's equity and cash flows for the six-month period ending February 28, 1995 are included in the consolidated financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                                       -3-
INVESTMENT SECURITIES

Effective March 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," which changed the accounting for certain debt and equity securities. In accordance with SFAS 115, securities are classified as available for sale.

Securities, classified as available for sale, are shown at market with an adjustment to stockholders' equity to reflect net unrealized gains and losses, net of tax.

INVENTORY

Inventory consists primarily of sports apparel and related finished goods merchandise. Inventory is carried at the lower of cost (first-in, first-out method) or market value.

PROPERTY AND EQUIPMENT

Depreciation of fixed assets, other than movie tapes, is computed on the straight-line method over estimated useful lives of three to five years. Movie tapes are depreciated ratably over their expected related revenue stream. Leasehold improvements are amortized over the lives of the underlying leases or the service lives of the improvements, whichever is shorter.

INTANGIBLES

During fiscal years 1995, 1994 and 1993, the Company paid cash and issued stock for approximately $11,000, $206,000 and $883,000, respectively, for licensing agreements with product and service suppliers. These agreements are being amortized on the straight-line method over one to ten years.

In connection with the acquisition of TPI, the Company purchased certain intangible assets totaling $6,269,050. These assets include customer and dealer lists, a covenant not to compete, franchise agreements and goodwill. These assets are being amortized on the straight-line method over a 12-year period.


In connection with the acquisitions of Team Spirit and then Image Makers, Inc. and Barenz-Runia, Inc., the Company purchased goodwill totaling approximately $4.1 million and $557,000, respectively The goodwill will be amortized on the straight-line method over a 15-year period.

The Company believes the above useful lives are appropriate based on the factors influencing acquisition decisions. These factors include store location, profitability and general industry outlook. The Company reviews its intangible assets for asset impairment at the end of each quarter, or more frequently when events or changes in circumstances indicate that the carrying amount of intangibles may not be recoverable. To perform that review, the Company estimates the sum of expected future undiscounted preinterest expense net cash flows from the operating activities. If the estimated net cash flows are less than the carrying amount of intangibles, the Company will recognize an impairment loss in an amount necessary to write down intangibles to a fair value as determined from expected discounted future cash flows.

                                       -4-
REVENUE RECOGNITION

Under its PPT program, the Company enters into contracts to distribute video cassettes leased by retailers from video program suppliers (producers of motion pictures and licensees and distributors of home video cassettes), for a percentage of the fees charged to the retailers. The lease agreements provide for a one-time initial handling fee and continuing transaction fees based on a percentage of rental revenues earned by the retailer upon renting the video cassettes to their customers. The Company recognizes handling fees as revenue when the video cassettes are shipped to the retailers and recognizes transaction fees when the video cassettes are rented to the consumers. When the Company's revenue is fixed and determinable at time of shipment of video cassettes to the retailers, deferred revenue is recorded and recognized as revenue in the statement of operations when the video cassettes are rented to the consumers. The corresponding liability to video program suppliers for their share of the fees is recorded to cost of sales when the revenue is recognized with a corresponding amount to accounts receivable. The Company also charges retailers a processing fee upon admission to the PPT program. This fee is recognized as PPT revenue when the application to participate in the PPT program is approved.

Stockholders and directors, or their families, own interests in several stores participating in the PPT program. The Company realized revenues from these stores of $426,102, $422,053 and $474,073 during 1995, 1994 and 1993, respectively.

TPI is entitled to a royalty of up to 4 percent of gross sales generated by franchise retail stores. TPI recognizes royalty fee revenues in the period sales are made by the franchise retail stores. TPI recognizes initial franchise fees from franchise sales as revenue when the services or conditions relating to the sale are performed or satisfied. TPI defers the portion of the initial franchise fee related to an obligation to perform future training services for the franchisee. This deferred franchise fee is recorded as revenue at the time the training is completed or the obligation expires.

INCOME TAXES

Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement basis and tax basis of assets and liabilities as measured by the enacted tax rates for the years in which the taxes are expected to be paid. Prior to April 1, 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11. As permitted by SFAS 109, prior period financial statements have not been restated.

NET INCOME (LOSS) PER SHARE

At March 31, 1995, primary earnings per share are based on the weighted average number of shares outstanding and the assumed exercise of common stock equivalent options and warrants regardless of whether the market price of the common stock exceeded the exercise price of the options and warrants. The number of treasury shares assumed to be purchased with the proceeds from the exercise of the options and warrants was limited to 20 percent of the outstanding shares at period-end. Those purchases were assumed to have been made at the average market price of the Company's common stock during the year. Proceeds from exercise of the options and warrants in excess of those used to purchase treasury shares were assumed to have been invested in government securities with the resultant interest income, adjusted for appropriate tax effects, added to net income for purposes of calculating earnings per share. For the 1995 primary earnings per share calculation, 13,397,951 common shares and common share equivalents were assumed outstanding and $394,249 of assumed interest income, net of tax, was added to the Company's net income for purposes of computing earnings per share.

Fully diluted earnings per share at March 31, 1995 are based on the weighted average number of shares outstanding and the assumed exercise of common stock equivalent options and warrants regardless of whether the market price of the common stock exceeded the exercise price of the options and warrants. In addition, contingent warrants were assumed to have been exercised. The number of treasury shares assumed to be purchased with the proceeds from the exercise of the options and warrants was limited to 20 percent of the outstanding shares at period-end. Those purchases were assumed to have been made at the greater of the average or ending market price of the Company's common stock during the year. Proceeds from exercise of the options and warrants in excess of those used to purchase treasury shares were assumed to have been invested in government securities with the resultant interest income, adjusted for appropriate tax effects, to be added to net income for purposes of calculating earnings per share. For the 1995 fully diluted earnings per share calculation, 14,317,380 common shares and common share equivalents were assumed outstanding and $582,494 of assumed interest income, net of tax, was added to the Company's net income for purposes of computing earnings per share.

Earnings per common share and common equivalent share for 1994 were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The number of common shares was increased by the number of shares issuable on the exercise of options and warrants when the market price of the common stock exceeded the exercise price of the options and warrants. This increase in the number of common shares was reduced by the number of common shares that are assumed to have been repurchased with the proceeds from the exercise of the options and warrants. Those repurchases were assumed to have been made at the average price of the common stock during the year. Weighted average shares outstanding used in both the primary and fully diluted earnings per share calculation are 10,162,461.

Loss per common share and common equivalent share for 1993 was computed based only on the weighted average number of shares of common stock actually outstanding, which was 9,305,950.

FOREIGN OPERATIONS

Foreign currency assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Results of operations are translated at average exchange rates during the period for revenue and expenses. Translation gains and losses resulting from fluctuations in the exchange rates are accumulated as a separate component of stockholders' equity. Translation gains or losses were not material for any period presented.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with current year presentation.

2.   INVESTMENT SECURITIES:

The carrying value and estimated fair value of securities at March 31 were as follows:



                                                                         Unrealized            Unrealized
                                                         Cost            Gross Gain            Gross Loss           Fair Value
                                                      ---------         -----------            ----------          -----------
As of March 31, 1995:
  Available for sale-
    Noncurrent:
      Corporate securities                            $389,065           $     -                $(275,398)          $  113,667
                                                      ========           ==========             =========           ==========

As of March 31, 1994:
  Available for sale-
    Current:
      Corporate securities                            $ 10,000           $2,377,500             $    -              $2,387,500
    Noncurrent:
      Corporate securities                             389,065                 -                  (64,303)             324,762
                                                      --------           ----------             ---------           ----------
                                                      $399,065           $2,377,500             $ (64,303)          $2,712,262
                                                      ========           ==========             =========           ==========


3.   PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of:

                                                                                                   March 31,
                                                                                           ------------------------
                                                                                          1995                        1994
                                                                                      ------------                ------------
Furniture and fixtures                                                                 $ 5,932,263                 $ 4,051,866
Machinery and equipment                                                                  1,247,352                     898,270
Leasehold improvements                                                                   3,666,333                     866,615
                                                                                       -----------                 -----------
                                                                                        10,845,948                   5,816,751
Less accumulated depreciation                                                           (5,921,826)                 (3,020,021)
                                                                                       -----------                 -----------
                                                                                       $ 4,924,122                 $ 2,796,730
                                                                                       ===========                 ===========

4.   RETAILER FINANCING PROGRAM:

The Company has established a retailer financing program whereby on a selective basis the Company will provide financing to video retailers which the Company believes have demonstrated the prospect for substantial growth in the industry. In connection with these financings, the Company typically makes a loan and/or equity investment in the retailer. In some cases, a warrant to purchase stock may be obtained. As part of such financings, the retailer typically agrees to cause all of its current and future retail locations to participate in the PPT System for a designated period of time. These financings are speculative in nature and involve a high degree of risk and no assurance of a satisfactory return on investment can be given.

The Board of Directors has authorized up to $14 million to be used in connection with the Company's retailer financing program. As of May 1995, the Company has invested or made oral or written commitments to loan to or invest in various video retailers in amounts totaling substantially all of the $14 million authorized. The loans, investments or commitments are to various retailers and individually range from $200,000 to $3,000,000. The investments are accounted for at cost as all investments represent less than 10 percent of the entity's equity. The notes, which have payment terms that vary according to the individual loan agreements, are due 1995 through 1999. Interest rates on the various loans range from the prime rate plus 1 percent to the prime rate plus 3 percent. As the financings are made, and periodically throughout the terms of the agreements, the Company assesses the recoverability of the amounts based on the financial position of each retailer. As of March 31, 1995, the Company has invested or loaned approximately $9.2 million under the program. Because of the financial condition of a number of these retailers, the Company has provided reserves of approximately $3.2 million of the total original loan or investment amount.

Subsequent to year-end, the Company increased its ownership in one of the retailers in the above program to approximately 57 percent or a controlling interest. See Note 15.

5.   LINE OF CREDIT:

The Company has an agreement for a line of credit in the amount of $7,500,000 with a financial institution which expires on July 25, 1995. Under this agreement, the Company is required to maintain average compensating balances of $1,500,000 in its checking and money accounts. Interest is payable monthly at a rate that varies in relation to the bank's prime rate. The lender has been granted the option to purchase 10,000 unregistered shares of common stock of the Company at $7 per share, which exceeded market value at the date of grant. The line is secured by substantially all of the Company's assets (excluding TPI assets). The terms of the agreement require, among other things, a minimum amount of tangible net worth, minimum current ratio and minimum total liabilities to tangible net worth. The agreement also restricts the amount of net losses, loans and indebtedness and limits the payment of dividends on the Company's stock. The Company is in compliance with these covenants as of March 31, 1995. There were no borrowings on the line of credit as of March 31, 1995.

In April 1994, TPI entered into a $2,000,000 line of credit arrangement with a financial institution. Interest on borrowings under this credit agreement accrue at the bank's prime rate. Borrowings are collateralized by TPI's accounts receivable and inventory and require monthly payments of principal plus accrued interest. In January 1995, the available borrowing under this agreement was increased to the lesser of $4 million or the amount of the borrowing base as defined in the agreement. Interest under the revised agreement is accrued at the bank's prime rate plus .5 percent. There were no borrowings under the credit agreement at February 28, 1995. The credit agreement expires on July 31, 1995.

                                       -8-
6.   INCOME TAXES:

The provision (benefit) for income taxes is as follows for the years ended March 31:

                                                                                 1995                1994               1993
                                                                             -----------         ----------         ----------
Current tax provision
  Federal                                                                    $ 2,221,956          $  21,949          $ 427,005
  State                                                                          367,741             91,081             25,118
                                                                             -----------          ----------         ---------
                                                                               2,589,697            113,030            452,123
Deferred tax benefit                                                          (1,862,466)          (876,949)          (147,310)
                                                                             -----------          ---------          ---------
Income tax provision (benefit)                                               $   727,231          $(763,919)         $ 304,813
                                                                             ===========          =========          =========

In 1993, the income tax provision was substantially offset by the benefit from the carryforward of net operating losses (NOL) for United States purposes. This benefit has been reported as an extraordinary item in the accompanying consolidated statement of operations.

The reported provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate of 34 percent to income before provision (benefit) for income taxes as follows for the years ended March 31:


                                                                                 1995                1994               1993
                                                                             -----------         -----------        ----------
Provision (benefit)computed at statutory
  rates                                                                      $ 1,985,856          $ (27,802)         $ 516,424
State taxes, net of federal benefit                                              242,709             91,081             16,165
Utilization of foreign loss carryforwards                                     (1,143,876)              -                  -
Change in valuation allowance                                                   (953,470)              -                  -
Purchase accounting amortization adjustments                                     288,657               -                  -
Other                                                                            307,355               -                  -
Alternative minimum tax                                                             -                49,751           (227,776)
Benefit of recognition of deferred tax assets                                       -              (876,949)              -
                                                                             -----------          ---------          ---------
                                                                             $   727,231          $(763,919)         $ 304,813
                                                                             ===========          =========          =========

Prior to 1995, the Company was uncertain as to whether the foreign loss carryforwards could be utilized and therefore no deferred tax asset was established. In the current year, it has been determined that the losses can be utilized and therefore the Company has appropriately reduced 1995 taxable income.

The total reduction in the valuation allowance during the year ended March 31, 1995, was $953,470. The valuation allowance as of March 31, 1994, was recorded against the portion of the NOL deferred tax asset which did not satisfy the recognition criteria set forth in SFAS 109.

Deferred tax assets and liabilities are comprised of the following components at March 31, 1995 and 1994:

                                                                                                1995                  1994
                                                                                             ----------             ----------
Deferred tax assets:
  Current-
    Vacation accrual                                                                         $  132,060             $   96,122
    Allowance for doubtful accounts                                                             147,502                465,487
    Retailer-related accruals                                                                   203,403                   -
    Retailer financing program reserve                                                          122,099                   -
    Legal settlement accrual                                                                    171,686                171,686
    Net operating loss carryforward                                                                -                   193,952
    Other                                                                                       138,654                  3,235
                                                                                             ----------             ----------
Total current deferred tax assets                                                               915,404                930,482
                                                                                             ----------             ----------

  Noncurrent-
    Depreciation                                                                                138,969                   -
    Retailer financing program reserve                                                        1,351,706                   -
    Warrant amortization                                                                        177,504                   -
    Unrealized loss on investment securities                                                    104,651                   -
    Other                                                                                       153,843                 41,735
    Acquisition amortization                                                                       -                   112,327
    Net operating loss carryforward                                                                -                   853,281
                                                                                             ----------             ----------
Total noncurrent deferred tax assets                                                          1,926,673              1,007,343
Deferred tax assets valuation allowance                                                            -                  (953,470)
                                                                                             ----------             ----------
Total deferred tax assets, net of valuation
  allowance                                                                                  $2,842,077             $  984,355
                                                                                             ==========             ==========

Deferred tax liability:
  Current-
    Unrealized gain on investment securities                                                 $     -                $ (879,015)
    Studio guarantees                                                                              -                   (51,467)
                                                                                             ----------             ----------
Total current deferred tax liabilities                                                             -                  (930,482)
  Noncurrent-
    Depreciation                                                                                   -                   (53,873)
                                                                                             ----------             ----------
Total noncurrent deferred tax liability                                                            -                   (53,873)
                                                                                             ----------             ----------
Total deferred tax liabilities                                                               $     -                $ (984,355)
                                                                                             ==========             ==========

7.   STOCKHOLDERS' EQUITY:

On October 15, 1993, the Company acquired all of the outstanding shares of common stock of TPI and Kartoyz, Inc., pursuant to a stock purchase agreement. The aggregate consideration paid by the Company for all outstanding shares of TPI common stock and all outstanding shares of Kartoyz common stock was approximately $1.2 million in cash and 776,280 shares of common stock. In addition, the Company agreed to pay up to $650,000 based upon future TPI royalties. As of March 31, 1995, the Company has paid $200,000 under the royalty arrangement. The balance of $450,000 has been recorded in accrued liabilities.

On August 31, 1994, the Company acquired all of the outstanding shares of common stock of Team Spirit for a net purchase price of approximately $4.4 million, with payment made through the issuance of approximately 557,000 shares of the Company's common stock. The Company acquired net assets of approximately $300,000 and recorded goodwill of approximately $4.1 million.

In October 1994, the Company acquired all of the outstanding stock of Image Makers, Inc. and Barenz-Runia, Inc. for a net purchase price of approximately $686,000, with payment made through the issuance of approximately 82,000 shares of the Company's common stock. The Company acquired net assets of approximately $129,000 and recorded goodwill of approximately $557,000.

In September 1994, a program supplier exercised warrants to acquire 250,000 shares of the Company's common stock for $5.19 per share. The warrants were granted in 1991.

STOCK OPTIONS AND WARRANTS

Options are granted under the 1986 Stock Option and the Directors' Stock Option Plans, which are administered by the Board of Directors, at an exercise price equal to fair market value as of the date of grant. Options under the 1986 Stock Option Plan are generally exercisable over four to ten years and expire ten years after date of grant. Options under the Directors' Stock Option Plan are generally exercisable over one to five years and expire five years after date of grant. As of March 31, 1995, the Company has 1,022,266 options available to be granted and 3,873,500 shares of common stock reserved for issuance under these plans.

The table below summarizes the plan's activity:

                                                                                     Options Outstanding
                                                                            -------------------------------------

                                                                Number                    Price
                                                                  of                       Per                     Aggregate
                                                                Shares                   Share                       Price
                                                              ----------                -------------             ------------
Balance at March 31, 1992                                        626,900                 $ .75 - 9.53              $ 1,812,072
Granted                                                          340,444                  5.38 - 8.00                1,955,764
Issued                                                          (123,678)                 1.00 - 6.25                 (154,619)
Canceled                                                          (6,710)                 1.38 - 6.38                  (29,537)
                                                               ---------                 ------------              -----------
Balance at March 31, 1993                                        836,956                  1.13 - 9.53                3,583,680
Granted                                                          364,672                  4.44 - 6.50                1,839,177
Issued                                                           (56,846)                 1.13 - 6.25                 (123,271)
Canceled                                                        (162,389)                 1.13 - 6.38                 (887,287)
                                                               ---------                 ------------              -----------
Balance at March 31, 1994                                        982,393                  1.13 - 9.53                4,412,299
Granted                                                        1,709,900                  4.94 - 8.50                9,883,418
Issued                                                           (87,483)                 1.13 - 6.75                 (210,065)
Canceled                                                         (37,467)                 1.38 - 6.75                 (213,209)
                                                               ---------                 ------------              -----------
Balance at March 31, 1995                                      2,567,343                 $1.13 - 9.53              $13,872,443
                                                               =========                 ============              ===========

As of March 31, 1995, 859,158 options to purchase stock were exercisable. The remaining 1,708,185 options are subject to restrictions which prohibit them from being exercised as of March 31, 1995.

In connection with the secondary offering in May 1991, the Company issued to its investment banker a warrant to purchase 147,500 shares of the Company's common stock. The exercise price per share of $8.90 equaled market value at the date of grant. The warrants would have expired on May 22, 1994. However, the Board of Directors extended the expiration date to May 22, 1996.

In August 1992, the Company entered into an agreement with a service supplier to use and sublease certain software on the PPT system. As part of the agreement, the Company paid a licensing fee of $188,000, sold 251,889 shares of common stock for $7 per share ($1,763,223), which approximated market value at date of transaction, and granted a warrant to purchase 251,889 shares of common stock at an exercise price of $9.50 per share, which exceeded market value at the date of grant, through August 1997. The licensing fee was capitalized in other assets and is being amortized over five years, the life of the licensing agreement.

In August 1992, the Company entered into an agreement with CCC to develop Rentrak's pay-per-transaction and information processing business in certain markets throughout the world. The agreement guarantees a maximum 25 percent equity interest for CCC in any new company formed to develop PPT in these markets. As part of the agreement, CCC was issued warrants to acquire up to 1.2 million shares of the Company's common stock for $1.3 million. The warrants were to be purchased before December 31, 1993. The $1.3 million was not paid and the option to acquire the 1.2 million shares has expired by its terms. At March 31, 1993, the Company had recorded a subscription receivable for $1.3 million which is shown as an offset to the warrants in the stockholders' equity section of the balance sheet. The exercise price of these warrants did not exceed the market price of the Company's stock at the date of grant.

In September 1992, the Company agreed to issue warrants to buy up to 1,000,000 shares of the Company's common stock in connection with entering into a long-term licensing agreement with a program supplier. Certain contractual arrangements must be performed by the program supplier, however, before any warrants are issued. At March 31, 1995, a warrant to purchase 600,000 shares of common stock had been issued at an exercise price of $7.14 per share which approximated market value at date of grant.

In July 1994, the Company agreed to issue warrants to buy up to 2,673,750 shares of the Company's common stock in connection with entering into a long-term licensing agreement with a program supplier. Of the warrants, 1,423,750 are issuable based on the program supplier's continuing business with the Company. The remainder of the warrants are issuable upon the meeting of certain conditions by the program supplier, including the delivery of predetermined numbers of titles for inclusion in the Company's PPT program. The warrants were issued at an exercise price of $7.13 per share, which approximated market value at date of grant.

As a result of the July 1994 agreement discussed above, the Company issued warrants to acquire 423,750 shares of the Company's common stock to another program supplier under a favored nations clause in the contract with that program supplier. This supplier had received a previous grant for 1,000,000 shares (see above). These warrants were also issued at an exercise price of $7.13 per share, which approximated market value at date of grant.

In December 1994, the Company agreed to issue warrants to buy up to 250,000 shares of the Company's common stock to certain customers. The warrants are issuable if the customers meet certain purchasing commitments established by the Company. The warrants were issued at an exercise price of $7.00 per share, which approximated market value at date of grant.

All warrants which the Company agreed to issue in 1995 have been valued by an outside valuation firm using standard warrant valuation models. The value of the warrants of $3,533,977 has been recorded in the equity section and will be amortized over the associated periods to be benefited by each group of warrants. For 1995, expense associated with the warrants is $467,114.

8.   COMMITMENTS:

LEASES

The Company leases its facilities under operating leases expiring at various dates through 2008. Rental payments over the term of the leases exceeding one year are as follows:

               Year ending March 31,
               ---------------------
                       1996                       $ 3,387,649
                       1997                         2,882,406
                       1998                         2,452,032
                       1999                         1,983,698
                       2000                         1,378,302
                2001 and thereafter                 5,264,031
                                                  -----------

                                                  $17,348,118
                                                  ===========

The leases provide for payment of taxes, insurance and maintenance by the Company. The Company also rents vehicles and equipment on a short-term basis. Rent expense under operating leases was $2,357,640, $749,000 and $514,000 for the years ended March 31, 1995, 1994 and 1993, respectively.

GUARANTEES AND ADVANCES

The Company has entered into several guarantee contracts with program suppliers providing titles for distribution under the PPT system. In general, these contracts guarantee the suppliers minimum payments. In some cases these guarantees were paid in advance. Any advance payments that the Company has made and will be realized within the current year are included in advances to program suppliers. The long-term portion is included in other assets. Both the current and long-term portion are amortized to cost of sales as revenues are generated from the related cassettes.

The Company, using empirical data, estimates the projected revenue stream to be generated under these guarantee arrangements and accrues for projected losses or reduces the carrying amount of advances to program suppliers for any guarantee that it estimates will not be fully recovered through future revenues. Total commitments under guarantees as of March 31, 1995, are approximately $55,578,027, of which $52,065,242 had been earned. As of March 31, 1995, the Company has recorded $572,300 for potential losses under such guarantee arrangements.

9.   CONTINGENCIES:

In February 1991, a suit was filed against the Company alleging causes of action for breach of contract, breach of implied covenant of good faith and fiduciary duty, and violation of a state unfair business practice statute. These allegations arise out of the Company's alleged refusal to grant the plaintiff a National Video franchise.

A lower court jury has awarded damages of approximately $450,000 to the plaintiff on the alleged charges, including attorney fees. The Company appealed the lower court decision; however, that decision was upheld by the appeals court. The damage award is fully reserved by the Company and settlement of the case is likely to occur in 1996.

The Company is subject to other legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operation of the Company.

    10.   RENTRAK JAPAN:

As is discussed in Note 1, the Company owns a one-fourth interest in Rentrak Japan. Summarized financial data for the joint venture, after translation to U.S. currency, at March 31, 1995, 1994 and 1993, and for the years then ended is as follows:

                                      1995          1994           1993
                                  -----------   -----------    -----------
Current assets                    $39,738,319   $14,773,880    $ 5,418,142
Noncurrent assets                   5,543,662     4,044,049      4,188,514

Current liabilities                41,411,744    18,585,255      7,644,229
Noncurrent liabilities              4,871,295     2,285,771      2,313,793
Shareholders' deficit              (1,001,059)   (2,053,097)      (351,366)

Net sales                          88,382,895    56,082,841     34,074,869
Cost of sales                      57,750,231    44,218,531     27,193,907
Net income (loss)                   1,424,334    (1,589,437)      (560,339)

As of March 31, 1993, the Company's investment has been written down to zero. The Company has provided no guarantee or other financial commitments for the investee which would require the recognition of additional losses in 1994 from the investee under the equity method. During 1995, no income was recognized by the Company as the Company's share of net income does not exceed the net losses not recognized during the period the equity method was suspended.

    11.   SUSPENSION OF EUROPEAN OPERATIONS:

The write off of European assets, which was incurred in the quarter ended September 30, 1993, amounted to $789,155, composed of $56,042 in accounts receivable, $94,200 in other current assets, $549,008 in property and equipment, and $89,905 in other long-term assets. In addition to the $789,155 write down of assets in the quarter ended September 30, 1993, during the year ended March 31, 1994, the Company incurred $1.4 million in European operating costs as well as $111,408 in cash expenditures to finalize operations. During the period the equity method was suspended.

    12.   ACQUISITIONS:

On October 15, 1993, the Company acquired all of the outstanding shares of common stock of TPI pursuant to the Stock Purchase Agreement and all of the outstanding shares of Kartoyz. Kartoyz operated one retail outlet which sold licensed gifts and products related to automobiles. The Company suspended the Kartoyz operations during fiscal year 1994.

The aggregate consideration paid by the Company for all outstanding shares of TPI common stock and all outstanding shares of Kartoyz common stock was approximately $1.2 million in cash and 776,280 shares of common stock at $7.14 per share. In addition, the Company agreed to pay up to $650,000 based upon future TPI royalties. As of March 31, 1995, the Company has paid $200,000 under the royalty arrangement. The balance of $450,000 has been recorded in accrued liabilities.

The Company changed TPI's year-end from December 31 to February 28 subsequent to the acquisition. The change was made to more closely match TPI's year-end with the Company's year-end of March 31 and to allow sufficient time for the process of consolidating financial information. There were no intervening events which materially affect the financial position or results of operations. As such, the consolidated financial statements include TPI's balance sheet as of February 28, 1995 and 1994 and the statements of operations, stockholder's equity and cash flows for the 12 month period and 4-1/2 month period ending February 28, 1995 and 1994, respectively.

Summarized unaudited consolidated pro forma financial data for the Company for the year ended March 31, 1994, which includes TPI financial data for the twelve months ended December 31, 1993, presented as if the acquisition had been consummated as of the beginning of the Company's year, is as follows:

                  Revenues                      $74,008,593
                  Net income                        878,425
                  Net income per share                  .09

The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

In August 1994, the Company acquired all of the outstanding stock of Team Spirit. The net purchase price was approximately $4.4 million and was paid via issuance of approximately 557,000 shares of common stock. The Company acquired assets of approximately $6 million and recorded goodwill of approximately $4.1 million. At the time of purchase, Team Spirit, Inc. had approximately $2.3 million in other liabilities and approximately $3.3 million in outstanding bank debt which was immediately paid by the Company.

Summarized unaudited consolidated pro forma financial data for the Company for the years ended March 31, 1995 and 1994, which includes Team Spirit financial data for the twelve months ended January 31, 1995 and 1994, presented as if the acquisition had been consummated as of the beginning of the Company's year, is as follows:

                                    1995                          1994
                               -------------                  ------------
Revenues                        $118,369,990                   $85,667,518
Net income                         4,278,548                     1,150,253
Net income per share -
  primary                                .35                           .11
Net income per share -
  assuming full dilution                 .34                           .11


The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

    13.   EMPLOYEE BENEFIT PLANS:

At January 1, 1991, the Company established an employee benefit plan (the Rentrak Plan) pursuant to Section 401(k) of the Internal Revenue Code for certain qualified employees. Contributions made to the 401(k) plan are based on percentages of employees' salaries. The amount of the Company's contribution is at the discretion of Board of Directors. Contributions under the 401(k) plan for the years ended March 31, 1995, 1994 and 1993 were $35,347, $25,430 and $22,360, respectively.

TPI has a 401(k) savings plan (the TPI Plan) which covers all employees who are at least 21 years of age and who have completed at least 1,000 hours of service. Under the TPI Plan, employees may contribute up to 20 percent of their earnings. TPI matched the first 6 percent of employee contributions at a level of 50 percent through December 31, 1994. TPI's contributions to the Plan for the 12 month period ended February 28, 1995 were $30,029 and for the 4-1/2 month period ended February 28, 1994 were approximately $7,100. As of January 1, 1995, the TPI Plan was frozen and TPI employees began contributing to the Rentrak Plan.

The Company has an Employee Stock Purchase Plan (the Plan). The Board of Directors has reserved 200,000 shares of the Company's common stock for issuance under the Plan, of which 171,536 shares remain authorized and available for sale to employees.

All employees meeting certain eligibility criteria may be granted the opportunity to purchase common stock, under certain limitations, at 85 percent of market value. Payment is made through payroll deductions.

Under the Plan, employees purchased 11,062 shares for aggregate proceeds of $78,449, 8,663 shares for aggregate proceeds of $51,694 and 5,995 shares for aggregate proceeds of $38,935 in 1995, 1994 and 1993, respectively.

    14.   BUSINESS SEGMENTS, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER:


BUSINESS SEGMENTS
                                                                           1995                 1994                 1993
                                                                        ------------         ------------         ------------
Net sales:
  PPT                                                                   $ 79,793,584          $62,005,968          $52,847,386
  Sports apparel                                                          26,363,211            3,950,705                 -
  Other                                                                    6,009,436            2,939,814            1,487,480
                                                                        ------------          -----------          -----------
                                                                        $112,166,231          $68,896,487          $54,334,866
                                                                        ============          ===========          ===========
Income (loss) from operations:
  PPT                                                                   $  2,886,841          $ 2,064,299          $   613,032
  Sports apparel                                                             270,176              440,781                 -
  Other                                                                     (707,548)          (3,063,618)          (2,630,885)
                                                                        ------------          -----------          -----------
                                                                        $  2,449,469          $  (558,538)         $(2,017,853)
                                                                        ============          ===========          ===========
Identifiable assets:
  PPT                                                                   $ 39,132,490          $33,284,507          $32,802,483
  Sports apparel                                                          22,610,120            8,950,132                 -
  Other                                                                    3,075,058            2,385,806            2,021,147
                                                                        ------------          -----------          -----------
                                                                        $ 64,817,668          $44,620,445          $34,823,630
                                                                        ============          ===========          ===========


GEOGRAPHIC INFORMATION
                                                                           1995                 1994                 1993
                                                                       ------------          ------------         ------------
Revenues from unaffiliated customers:
  United States                                                         $112,166,231          $68,780,550          $54,134,422
  Foreign                                                                       -                 115,937              200,444
                                                                        ------------          -----------          -----------
                                                                        $112,166,231          $68,896,487          $54,334,866
                                                                        ============          ===========          ===========

Net income (loss):
  United States                                                         $  5,113,523          $ 3,092,075          $   783,238

  Foreign                                                                       -              (2,279,010)          (1,678,299)
                                                                        ------------          -----------          -----------

                                                                        $  5,113,523          $   813,065          $  (895,061)
                                                                        ============          ===========          ===========
Identifiable assets:

  United States                                                         $ 64,817,668          $44,620,445          $33,849,383
  Foreign                                                                       -                    -                 974,247
                                                                        ------------          -----------          -----------

                                                                        $ 64,817,668          $44,620,445          $34,823,630
                                                                        ============          ===========          ===========

There were no sales or transfers between geographic areas in any of the years presented.

The Company has one program supplier that supplied product that generated 19 percent, a second that generated 12 percent, and a third that generated 11 percent of Rentrak revenues for the year ended March 31, 1995. The Company had one program supplier that supplied product that generated 26 percent and a second program supplier that supplied product that generated 23 percent of Rentrak revenues for the year ended March 31, 1994. The Company had one program supplier that supplied product that generated 34 percent of revenues for the year ended March 31, 1993. There were no other program suppliers who contributed more than 10 percent of sales for the years ended March 31, 1995, 1994 and 1993.

15.  SUBSEQUENT EVENTS:

On May 26, 1995, the Company entered into an agreement to acquire 3.2 million shares of Entertainment One, Inc. from the majority shareholder. When combined with the 669,230 shares Rentrak purchased from Entertainment One, Inc. in July 1994, Rentrak's ownership will consist of approximately 57 percent of the issued and outstanding stock of Entertainment One, or a controlling interest. Entertainment One, Inc. operates 46 video departments inside Wal Mart stores in 14 states and Canada, 8 supermarket video departments and 5 video specialty stores in Illinois. The acquisition will be accounted for as a purchase.

In May 1995, the Board of Directors approved a shareholders' rights plan designed to ensure that all of the Company's shareholders receive fair and equal treatment in the event of any proposal to acquire control of the Company. Under the rights plan, each shareholder will receive a dividend of one right for each share of the Company's outstanding common stock, entitling the holders to purchase one additional share of the Company's common stock. The rights become exercisable after any person or group acquires 15 percent or more of the Company's outstanding common stock, or announces a tender offer which would result in the offeror becoming the beneficial owners of 15 percent or more of the Company's outstanding stock.

                             ARTHUR ANDERSEN LLP

                   Report of Independent Public Accountants

To the Board of Directors and Stockholders of Rentrak Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Rentrak Corporation and subsidiaries, as of March 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rentrak Corporation and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective April 1, 1993 and March 31, 1994, the Company changed its methods of accounting for income taxes and investment securities, respectively.


                                                       /s/ Arthur Andersen LLP

Portland, Oregon,
  May 26, 1995

                 DIRECTORS, OFFICERS AND SHAREHOLDER INFORMATION


   BOARD OF DIRECTORS
L. BARTON ALEXANDER
   VENTURE CONSULTANT
RON BERGER
   CHAIRMAN OF THE BOARD,
   CHIEF EXECUTIVE OFFICER AND
   PRESIDENT, RENTRAK CORPORATION
PETER DAL BIANCO
   PRESIDENT, PAMLEY ENTERPRISES, LTD.
JAMES P. JIMIRRO
   PRESIDENT, J2 COMMUNICATIONS
BILL LEVINE
   PRESIDENT, LEVINE ENTERPRISES
MUNEAKI MASUDA
   CHAIRMAN AND PRESIDENT,
   CULTURE CONVENIENCE CLUB CO., LTD.
STEPHEN ROBERTS
   PRESIDENT, THE S. ROBERTS COMPANY

   CORPORATE OFFICERS
   RENTRAK CORPORATION
RON BERGER
   CHAIRMAN, CHIEF EXECUTIVE OFFICER
   AND PRESIDENT
F. KIM COX
   EXECUTIVE VICE PRESIDENT,
   CHIEF FINANCIAL OFFICER

SIGNIFICANT
OPERTING DIVISIONS

   RENTRAK
   HOME ENTERTAINMENT
ED BARNICK
   VICE PRESIDENT, DISTRIBUTION
MARTY GRAHAM
   VICE PRESIDENT,
   PRODUCT DEVELOPMENT
MICHAEL R. LIGHTBOURNE
   SR. VICE PRESIDENT, MARKETING
CHRIS ROBERTS
   VICE PRESIDENT, SALES
JAMES P. WEISS
   SR. VICE PRESIDENT, OPERATIONS
KARL D. WETZEL
   VICE PRESIDENT, FINANCE
   AND CHIEF FINANCIAL OFFICER
AMIR YAZDANI
   VICE PRESIDENT, INFORMATION
   SYSTEMS

   PRO IMAGE, INC.
BRIAN CARMACK
   PRESIDENT
DAN DIXON
   VICE PRESIDENT, OPERATIONS,
   TEAM SPIRIT
JOHN DIXON
   VICE PRESIDENT, MERCHANDISING,
   TEAM SPIRIT
GREG NICHOLS
   VICE PRESIDENT, FRANCHISE OPERATIONS
KARIN OWENS
   VICE PRESIDENT, MARKETING
DAVID E. RILEY
   VICE PRESIDENT, MERCHANDISING
DAN E. STRONG
   CHIEF FINANCIAL OFFICER


SHAREHOLDER INFORMATION
ANNUAL MEETING The Company's Annual Shareholder's Meeting will be held on Au-gust 28, 1995 at 8:00 a.m., PDT at the Heathman Hotel, 1001 S.W. Broadway, Port-land, OR 97205.

FORM 10-K The Company's Annual Report filed with the Securities and Exchange Commission may be obtained free of charge by writing Mr. F. Kim Cox, Executive Vice President and Chief Financial Officer at the corporate headquarters ad-dress, 7227 N.E. 55th Avenue, Portland, OR 97218.

PUBLIC INFORMATION Financial analysts, stockbrokers, interested investors and financial media desiring information about the Company should contact Mr. F. Kim Cox at the corporate headquarters, or call Rentrak Cor-poration, Investor Relations, at (503) 284-7581, extension 722.

MARKET PRICE OF COMMON STOCK The Company's common stock, $.001 par value, is traded on the NASDAQ National Market System, and prices are quoted on the NASDAQ National Market Issues quotations under the symbol "RENT." Prior to the Com-pany's public offering on November 14, 1986, there was no public market for the common stock. As of March 31, 1995, there were approximately 436 holders of record of the Company's common stock. On March 31, 1995, the closing sales price of the common stock as quoted by the NASDAQ National Market Issues was $6.50.
  The following table sets forth the reported high and lows sales prices of the common stock for the period indicated as regularly quoted on the NASDAQ
National Market Issues quotations. The over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not necessarily represent actual transactions.


QUARTER ENDED                     HIGH       LOW
- -----------------------------------------------------
June 30, 1993                   $ 5.875    $ 4.50
September 30, 1993                7.125      4.75
December 31, 1993                 7.75       5.125
March 31, 1994                    7.375      4.625
June 30, 1994                     7.50       4.75
September 30, 1994                9.375      6.25
December 31, 1994                 9.25       6.25
March 31, 1995                    8.75       6.25


No cash dividends have been paid or declared. The present policy of the Board of Directors is to retain earnings to provide funds for operation and expansion of the Company's business. The Company does not intend to pay cash dividends in the foreseeable future.

   STOCK TRANSFER AGENT
U.S. STOCK TRANSFER
  CORPORATION
  1745 Gardena Avenue
  Glendale, California 91204
  (818) 502-1404

   AUDITORS
ARTHUR ANDERSEN, LLP
  Portland, Oregon

   LEGAL COUNSEL
GARVEY, SCHUBERT & BARER
  Portland, Oregon

PPT-Registered Trademark-, Rentrak-Registered Trademark-,
Pay-Per-Transaction-SM-, and Pro Image-SM- are registered trademarks of Rentrak Corporation -C-1995, All rights reserved.

Sega-TM- is a trademark of Sega of America, Inc. Nintendo-Registered Trademark- is a trademark of Nintendo of America, Inc. Windows-Registered Trademark- is a registered trademark of Microsoft Corp.

RENTRAK-R-
The People behind PPT-TM-


RENTRAK CORPORATION
7227 NORTHEAST 55TH AVENUE
P.O. BOX 18888
PORTLAND, OREGON 97218

INVESTOR RELATIONS
(503) 284-7581, EXT 722